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Exhibit (e)(4)

[ABB Letterhead]

November 16, 2010

Baldor Electric Company
5711 R.S. Boreham, Jr. Street
For Smith, AR 72901

Attention: Mr. John McFarland, Chairman & CEO

        Re: Exclusivity Agreement

Ladies and Gentlemen:

        ABB Ltd. (together with its affiliates, "ABB") will invest substantial time and resources and incur substantial expenses in negotiating and drafting any documentation related to a possible business combination (the "Transaction") involving Baldor Electric Company ("Baldor"). To induce ABB to incur such expenses and pursue the Transaction, by the execution and delivery of this exclusivity agreement (the "Agreement") and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged and agreed, Baldor covenants and agrees with ABB as follows:

        1.    Exclusivity.    Baldor agrees that, during the Exclusivity Period (as defined below) and except as provided herein, Baldor shall not, and shall cause Baldor's subsidiaries and its and their respective officers, directors, affiliates, representatives, agents and investment bankers not to, directly or indirectly, solicit, initiate, participate in, knowingly facilitate, knowingly encourage or otherwise enter into any discussion, negotiations or agreements (including by providing any non public information) with any person (other than ABB or ABB's representatives and affiliates) concerning any merger, tender offer, exchange offer, share exchange, consolidation or other similar combination or recapitalization or reorganization involving Baldor or any of its subsidiaries, any sale or other transfer or disposition of all or substantially all of the assets of Baldor and its subsidiaries, on a consolidated basis (other than assets sold in the ordinary course of business), or any other similar transaction involving any of Baldor or its subsidiaries (any of the foregoing, a "Competing Proposal"). Subject to Section 2 herein, Baldor shall, and shall cause the subsidiaries of Baldor and its and their respective officers, directors, representatives, agents, investment bankers and affiliates to, (i) immediately cease and cause to be terminated any and all contacts, discussions and negotiations with third parties regarding the foregoing, and (ii) promptly notify ABB if any person makes a Competing Proposal after the date hereof and prior to the expiration of the Exclusivity Period. The term "person" as used in this Agreement will be broadly interpreted to include any individual, corporation, partnership, company, group or other entity. The provisions of this Section 1 shall continue until 11:59 p.m. (New York time) on November 23, 2010 (the "Exclusivity Period").

        2.    Exception.    Notwithstanding anything herein to the contrary, Baldor, its Board of Directors and its representatives may engage or participate in negotiations or discussions with, or provide or cause to be provided any information to, any person in response to an unsolicited Competing Proposal that does not arise out of a breach of Section 1 above if Baldor's Board of Directors concludes in good faith, after consultation with its outside counsel and financial advisors, that failure to take such actions would reasonably be expected to be inconsistent with its fiduciary obligations; provided, however, that if Baldor

November 16, 2010

receives any such Competing Proposal prior to the expiration of the Exclusivity Period, Baldor shall promptly notify ABB.

        3.    Publicity.    Each of the parties agrees that the provisions of Section 3 of that certain letter agreement between the parties, dated January 21, 2010, as amended to date (the "Confidentiality Agreement"), shall apply to this Agreement.

        4.    Governing Law; Jurisdiction.    This Agreement will be governed by, and construed in accordance with, the laws of the State of New York (without giving effect to the conflict of laws principles thereof). Each party irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of any New York State court, or Federal court of the United States, sitting in New York City, New York, and any appellate court from any thereof, in any action or proceeding arising out of or related to this Agreement. To the fullest extent permitted by applicable law, the parties waive any rights to trial by jury with respect to any action or proceeding arising out of or related to this Agreement.

        5.    Specific Performance.    Each party acknowledges and agrees that the other parties hereto would be irreparably damaged in the event that any of the terms or provisions of this Agreement are not performed in accordance with their specific terms or otherwise are breached. Therefore, each party hereby agrees that each party hereto shall be entitled to an injunction or injunctions to prevent breaches of any of the terms or provisions of this Agreement, and to enforce specifically the performance by the other parties under this Agreement, and each party hereby agrees to waive the defense in any such suit that the other party or parties have an adequate remedy at law and to interpose no opposition, legal or otherwise, as to the propriety of injunction or specific performance as a remedy, and hereby agrees to waive any requirement to post any bond in connection with obtaining such relief.

        6.    Counterparts.    This Agreement may be executed in two or more counterparts, each of which, when so executed and delivered, will be deemed to be an original, but all of which counterparts, taken together, will constitute one and the same instrument.

        7.    Amendments.    The provisions of this Agreement that have not expired may not be amended, modified, supplemented or terminated, and waivers or consents to departure from the provisions hereof may not be given, except by written instrument duly executed by each party hereto.

        8.    Headings.    The headings in this Agreement are for convenience of reference only and will not limit or otherwise affect the meaning of provisions contained herein.

        9.    Miscellaneous.    It is understood and agreed that, except as expressly set forth herein, nothing in this Agreement or any other document between the parties constitutes a binding commitment of Baldor or ABB or any of their respective affiliates or representatives with respect to a possible Transaction involving Baldor, which binding commitment will result only from the execution of a definitive agreement, subject to the conditions expressed therein. For purposes of this Agreement, the term "definitive agreement" does not include this Agreement, an executed letter of intent or any other preliminary written agreement nor does it include any written or verbal acceptance of an offer or bid. In the event any term or provision of this Agreement or the application thereof to any person or circumstance is held invalid or unenforceable to any extent, the remainder of this Agreement or the application of such term or provision to persons or circumstances other than those to which it is held invalid or unenforceable, will remain valid and enforceable to the fullest extent permitted by law.

        Please confirm acceptance of, and agreement with, the foregoing by signing one copy of this Agreement and returning it (by mail, by facsimile transmission, .pdf document, or by any other form of delivery) to the undersigned.

Very truly yours,
ABB LTD.
By:	/s/ ULRICH SPIESSHOFER
Name: Ulrich Spiesshofer Title: Authorized Signatory
By:	/s/ NATASCIA RUBINIC
Name: Natascia Rubinic Title: Authorized Signatory

Accepted and agreed as of the date first written above:

BALDOR ELECTRIC COMPANY

By:	/s/ RON TUCKER
Name: Ron Tucker Title: President

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  Exhibit (e)(4)